VIA EDGAR

August 31, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Timothy Collins

Re:	Digital World Acquisition Corp.

Amendment No. 5 to Registration Statement on Form S-1

Filed August 30, 2021

File No. 333-256472

Dear Mr. Collins:

Digital World Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 31, 2021, regarding Amendment No. 5 to Registration Statement on Form S-1 of the Company submitted to the Commission on August 30, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff's comments have been made in Amendment No. 6 to the Company's Registration Statement on Form S-1 (the “Amendment No. 6”), which is being filed with the Commission contemporaneously with the filing of this letter.

Amendment No. 5 to Form S-1 filed August 30, 2021

Risk Factors

Our anchor investors have provided indications of interest to purchase up to 91.3% of the units sold in this offering, page 56

1. We note your response to prior comment one, and re-issue such comment. Please revise the prospectus to clarify whether the allocation by the underwriters will be subject to satisfying Nasdaq initial listing requirements, including the minimum number of round lot holders.

Response: We respectfully advise the Staff that we have revised our disclosure in Amendment No. 6 to clarify that the allocation by the underwriters will be subject to satisfying Nasdaq initial listing requirements, including the minimum number of round lot holders.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Wei Wang, at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Patrick Orlando
Patrick Orlando
Chairman and Chief Executive Officer

cc: Wei Wang, Esq.